OMB APPROVAL

OMB Number:	3235-0145

Expires:	December 31, 2005

Estimated average burden
hours per response . . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

At Road, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

04648K 10 5 (CUSIP Number)

June 18, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 04648K 10 5	Page 1 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABS Capital Partners III, L.P. 06-1529414

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 shares 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 0 shares 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 04648K 10 5	Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABS Partners III, L.L.C. 06-1529414

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 shares 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 0 shares 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 04648K 10 5	Page 3 of 8 Pages

Item 1(a)	Name of Issuer:

At Road, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

47200 Bayside Parkway Fremont, CA 94538

Item 2(a)	Item 2(b)	Item 2(c)

Name of Person Filing	Address	Citizenship or Place of Organization:

ABS Capital Partners III, L.P. (“ABS Capital”), a Delaware limited partnership	400 East Pratt Street, Suite 910 Baltimore, MD 21202	Delaware

ABS Partners III, L.L.C. (“ABS Partners”), a Delaware limited liability company and the sole general partner of ABS Capital	400 East Pratt Street, Suite 910 Baltimore, MD 21202	Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, Par Value $.0001per share

Item 2(e)	CUSIP Number:

04648 K 10 5

Item 3	Capacity in Which Person is Filing if Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b):

Not applicable.

SCHEDULE 13G

CUSIP No. 04648K 10 5	Page 4 of 8 Pages

Item 4:	Ownership:

	(a)	Amount beneficially owned:

As of June 18, 2003, ABS Capital and ABS Partners no longer owns any shares of common stock.

	(b)	Percent of Class:

0.0%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: Each of ABS Capital and ABS Partners has sole power to vote or to direct the vote of 0 shares.

		(ii)	Shared power to vote or to direct the vote: ABS Capital and ABS Partners have shared power to vote or direct the vote of 0 shares.

		(iii)	Sole power to dispose or to direct the disposition of: Each of ABS Capital and ABS Partners has sole power to dispose or to direct the disposition of 0 shares.

		(iv)	Shared power to dispose or to direct the disposition of: ABS Capital and ABS Partners have shared power to dispose or to direct the disposition of 0 shares.

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

SCHEDULE 13G

CUSIP No. 04648K 10 5	Page 5 of 8 Pages

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8:	Identification and Classification of Members of the Group:

See Exhibit 1 attached hereto.

Item 9:	Notice of Dissolution of Group:

Not applicable

Item 10:	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

5

CUSIP No. 04648K 10 5	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 2 hereto.

Date: June 20, 2003

ABS CAPITAL PARTNERS III, L.P.

By: ABS Partners III, L.L.C.

By:	/s/ Donald B. Hebb, Jr.
General Partner

ABS PARTNERS III, L.L.C.

By:	/s/ Donald B. Hebb, Jr.
Donald B. Hebb, Jr. Managing Member

6

SCHEDULE 13G

CUSIP No. 04648K 10 5	Page 7 of 8 Pages

Exhibit 1

IDENTITY OF GROUP MEMBERS

ABS Capital Partners III, L.P.

ABS Partners III, L.L.C.

7

CUSIP No. 04648K 10 5	Page 8 of 8 Pages

Exhibit 2

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed on behalf of all of the undersigned with respect to the ownership of shares of common stock of At Road, Inc. by ABS Capital Partners III, L.P.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as a sealed instrument this 20th day of June, 2003.

ABS CAPITAL PARTNERS III, L.P.

By: ABS Partners III, L.L.C.

By:	/s/ Donald B. Hebb, Jr.
General Partner

ABS PARTNERS III, L.L.C.

By:	/s/ Donald B. Hebb, Jr.
Donald B. Hebb, Jr. Managing Member

8